UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RUBICON MINERALS CORPORATION

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

780911103

(CUSIP Number)

McEwen Trading LP

99 George Street, 3rd Floor

Toronto, Ontario

Canada M5A 2N4

(647) 258-0408

With copies to:

George A. Hagerty, Esq.

Hogan & Hartson LLP

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 780911103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) McEwen Trading LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares(2)

	8.	Shared Voting Power 59,752,229 shares(3)

	9.	Sole Dispositive Power -0- shares(2)

	10.	Shared Dispositive Power 59,752,229 shares(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,714,285 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(4)

13.	Percent of Class Represented by Amount in Row (11) 7.3% (4)

14.	Type of Reporting Person (See Instructions) CO

(1) As a result of (a) Robert Ross McEwen’s (“Mr. McEwen”) ownership interests in Evanachan Limited, a corporation organized under the laws of Ontario, Canada (“Evanachan”), McEwen Trading LP, a limited partnership organized under the laws of Ontario, Canada (“McEwen Trading”) and Lexam Explorations Inc., a corporation organized under the laws of Canada (“Lexam”) (such ownership in Evanachan, McEwen Trading and Lexam collectively being the “McEwen Ownership Interests”), (b) the terms of the Agreement for the Purchase and Sale of Mineral Interests and Financing of Rubicon Minerals Corporation (“Rubicon”), dated May 18, 2007 (the “Purchase Agreement”) and (c) Rule 13d-5(b)(1) (“Rule 13d-5(b)(1)”) of the Exchange Act, of 1934, as amended (the “Exchange Act”), Mr. McEwen, Evanachan, McEwen Trading and Lexam Explorations (U.S.A.) Inc. (“Lexam U.S.A.”), a Colorado corporation and indirectly wholly-owned subsidiary of Lexam (“Lexam”), may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the of the common shares (the “Common Shares”) of Rubicon deemed beneficially owned by such “group.”  For purposes of this Amendment No. 1 to Schedule 13D, McEwen Trading does not affirm the existence of such group that includes Lexam U.S.A.

(2) McEwen Trading is 97% owned by Mr. McEwen.  By virtue of such relationship, Mr. McEwen may be deemed to have voting and dispositive power over the Common Shares held by McEwen Trading and as a result, be deemed to be the beneficial owner of Common Shares deemed to be beneficially owned by McEwen Trading.

CUSIP No. 780911103

(3) As a result of (a) the McEwen Ownership Interests, (b) the Purchase Agreement and (c) Rule 13d-5(b)(1) (as more fully described in footnote (1)), includes the following Common Shares that McEwen Trading may be deemed to beneficially own: 59,752,229 Common Shares that Mr. McEwen may be deemed to beneficially own, which consist of: (i) 31,428,571 Common Shares held by Evanachan, (ii) 7,321,429 Units, which consist of, in the aggregate, 7,321,429 Common Shares and warrants to purchase 3,660,714 Common Shares, which are immediately exercisable, all of which are held by Evanachan, (iii) 7,142,857 Units, which consist of, in the aggregate, 7,142,857 Common Shares and warrants to purchase 3,571,428 Common Shares, which are immediately exercisable, all of which are held by McEwen Trading, and (iv) 6,627,229 Common Shares held by Lexam U.S.A., a company that is indirectly wholly owned by Lexam, a company in which Mr. McEwen presently owns 49.4%. Upon the exercise of Mr. McEwen’s  immediately exercisable outstanding warrants to purchase Lexam common shares, Mr. McEwen would own 51.6% of the outstanding common shares of Lexam.

(4) Such approximate percentage was based on information filed by Rubicon with the Securities and Exchange Commission.  As a percentage, such figure has decreased since the reporting person’s last Schedule 13D filing, but only as a result of an increase in Rubicon’s reported issued and outstanding Common Shares.  As described in footnote (1) above and the Explanatory Note below, McEwen Trading may be deemed to be part of a group with Mr. McEwen, Evanachan and Lexam, U.S.A., and such group may be deemed to beneficially own, in the aggregate, 59,752,229 Common Shares.  McEwen Trading expressly disclaims beneficial ownership with respect to the Common Shares deemed to be beneficially owned by Mr. McEwen, Evanachan and Lexam U.S.A., except to the extent of McEwen Trading’s direct pecuniary interest therein.

CUSIP No. 780911103

EXPLANATORY NOTE

This Amendment No.1 to Schedule 13D (the “Amendment No. 1 to Schedule 13D”) relating to the common shares, no par value per share (the “Common Shares”), of Rubicon is being filed individually by McEwen Trading LP, a limited partnership organized under the laws of Ontario, Canada (“McEwen Trading”) pursuant to Rule 13d-1(k)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to reflect Lexam Exploration (U.S.A.) Inc.’s (“Lexam U.S.A.”) disposition of certain of its Common Shares, as more fully described in Item 5.

As a result of (a) Robert Ross McEwen’s (“Mr. McEwen”) 100% interest in Evanachan Limited, a corporation organized under the laws of Ontario, Canada (“Evanachan”), 97% ownership interest in McEwen Trading and ownership in Lexam Explorations Inc., a corporation organized under the laws of Canada (“Lexam”) (as more fully described in this Explanatory Note below) (such ownership in Evanachan, McEwen Trading and Lexam collectively being the “McEwen Ownership Interests”), (b) the terms of the Purchase Agreement (as more fully described in footnote (1) above) and (c) Rule 13d-5(b)(1) of the Exchange Act (“Rule 13d-5(b)(1)”), Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A., a Colorado corporation, may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the of the Common Shares beneficially owned by such “group.”  Lexam U.S.A. is indirectly wholly owned by Lexam, a Canadian public company that is traded on the TSX Venture Exchange and in which Mr. McEwen presently owns 49.4%.  Upon the exercise of Mr. McEwen’s immediately exercisable outstanding warrants to purchase Lexam common shares, Mr. McEwen would own 51.6% of the outstanding common shares of Lexam.  For purposes of this Amendment No. 1 to Schedule 13D, McEwen Trading does not affirm the existence of such group that includes Lexam U.S.A.

As a result of (a) the McEwen Ownership Interests, (b) the Purchase Agreement and (c) Rule 13d-5(b)(1), McEwen Trading may be deemed to beneficially own the Common Shares, in the aggregate, beneficially owned by Mr. McEwen, Evanachan and Lexam U.S.A.  McEwen Trading expressly disclaims beneficial ownership with respect to the Common Shares beneficially owned by Mr. McEwen, Evanachan and Lexam U.S.A, except to the extent of McEwen Trading’s direct pecuniary interest therein.

CUSIP No. 780911103

Item 4.    Purpose of Transaction

Item 4 is hereby amended as follows:

(a)           Lexam U.S.A. disposed of Common Shares as described in Item 5 to this Amendment No. 1 to Schedule 13D to fund working capital for its exploration activities and to satisfy a tax liability incurred in connection with its sale of certain gold properties to Rubicon under the Purchase Agreement.

                Since their acquisition of Common Shares on May 18, 2007, neither Evanachan nor McEwen Trading have disposed of any of their Common Shares and neither Evanachan nor McEwen Trading has a current intention to do so.  Lexam U.S.A.’s disposition of Common Shares does not reflect the views of Evanachan, McEwen Trading or Mr. McEwen regarding Rubicon’s current or future business prospects.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)           As a result of the Purchase Agreement and Rules 13d-3(d)(1)(i) and 13d-5(b)(1) of the Exchange Act, each of Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. may be deemed to have acquired beneficial ownership of 61,696,428 Common Shares (as adjusted for rounding) acquired by Evanachan, McEwen Trading and Lexam U.S.A. on May 18, 2007.  After Lexam U.S.A.’s disposition of 1,944,200 Common Shares, each of Mr. McEwen, Evanachan, McEwen Trading and Lexam U.S.A. may be deemed to have beneficial ownership of 59,752,229 Common Shares, which represents approximately 39.8% of the outstanding Common Shares, which includes:

CUSIP No. 780911103

(i)            31,428,571 Common Shares held by Evanachan,

(ii)           7,321,429 units, consisting in the aggregate of 7,321,429 Common Shares and warrants to purchase 3,660,714 Common Shares, which are immediately exercisable, all of which are held by Evanachan,

(iii)          7,142,857 units, consisting in the aggregate of 7,142,857 Common Shares and warrants to purchase 3,571,428 Common Shares, which are immediately exercisable, all of which are held by McEwen Trading, a limited partnership 97% owned by Mr. McEwen, and

(iv)          6,627,229 Common Shares held by Lexam U.S.A., a company that is indirectly wholly owned by Lexam, a Canadian public company traded on the TSX Venture Exchange and of which Mr. McEwen owns 49.4% and upon the exercise of Mr. McEwen’s immediately exercisable Lexam warrants, Mr. McEwen would own 51.6% of the outstanding common shares of Lexam.

McEwen Trading beneficially owns 10,714,285 Common Shares, which represents approximately 7.3% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by Evanachan and Lexam U.S.A, the beneficial ownership of which McEwen Trading disclaims pursuant to Rule 13d-4 of the Exchange Act, except to the extent of McEwen Trading’s direct pecuniary interest therein.

Evanachan beneficially owns 42,410,714 Common Shares, which represents approximately 28.9% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by McEwen Trading and Lexam U.S.A, the beneficial ownership of which Evanachan disclaims pursuant to Rule 13d-4 of the Exchange Act, except to the extent of Evanachan’s direct pecuniary interest therein.

Mr. McEwen beneficially owns 53,124,999 Common Shares, which represents approximately 35.4% of the Common Shares, and which beneficial ownership excludes the Common Shares beneficially owned by Lexam U.S.A, the beneficial ownership of which Mr. McEwen disclaims pursuant to Rule 13d-4 of the Exchange Act, except to the extent of his direct or indirect pecuniary interest therein.

Although neither McEwen Trading nor Evanachan has disposed of any Common Shares, the percentage of ownership that each of McEwen Trading, Evanachan and Mr. McEwen may be deemed to beneficially own (excluding Common Shares not owned by each such person) has decreased since such person’s last Schedule 13D filing, but only as a result of an increase in Rubicon’s reported issued and outstanding Common Shares.

CUSIP No. 780911103

(c)           Lexam U.S.A. disposed of 1,944,200 Common Shares between December 4, 2007 and February 20, 2008.

(d)           The information contained in the Explanatory Note and Item 5(a) of this Amendment No. 1 to Schedule 13D is incorporated by reference to this Item 5(d).

CUSIP No. 780911103

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2008
Date
/s/ Robert Ross McEwen
Signature
Robert Ross McEwen Partner, McEwen Trading LP
Name/Title